Exhibit 99.1

ROYAL BANK OF CANADA

US$2,155,000

SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES B

Notes due May 23, 2011
(Redeemable Float-and-Fixer Step-Up Coupon Notes, due 2011)

Terms Agreement

May 18, 2006

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

Ladies and Gentlemen:

Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated December 21, 2005 (the “Distribution Agreement”), between the Bank on the one hand and RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Time of Sale Information or the Shelf Prospectus (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to Québec Securities Laws, in the case of the Shelf Prospectus.

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in Schedule I hereto, the principal amount of Purchased Securities set forth in Schedule I hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

You also represent, and warrant to, and agree with, the Bank, that:

(a) you are actually engaged in the investment banking or securities business;

(b) you are a member in good standing of the National Association of Securities Dealers, Inc. (the “NASD”) and you agree that in offering and selling any Purchased Securities, you will comply with all applicable rules of the NASD, including without limitation Rules 2720(k) and (l), 2730, 2740, 2750 and 2420 of the NASD’s Conduct Rules; and

(c) in the event this offering of Purchased Securities is terminated or not completed under the terms of the Distribution Agreement, you will not receive any compensation other than reimbursement of out-of-pocket accountable expenses actually incurred pursuant to Section 7 of the Distribution Agreement.

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Jim Archer-Shee
	Name:	Jim Archer-Shee
	Title:	Executive Vice-President, Corporate Treasury and Treasurer

By:	/s/ Barbara G. Stymiest
	Name:	Barbara G. Stymiest
	Title:	Chief Operating Officer

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Steven Milke
	Name:	Steven Milke
	Title:	Managing Director

TERMS AGREEMENT

Schedule I

Title of Purchased Securities:

Senior Global Medium-Term Notes, Series B (Redeemable Float-and-Fixer Step-Up Coupon Notes, due 2011)

Aggregate principal amount:

US$2,155,000

Price to Public:

100% of the principal amount of the Purchased Securities

Purchase Price by Agents:

99.40% of the principal amount of the Purchased Securities

Commission:

0.60% of the principal amount of the Purchased Securities

Form of Purchased Securities:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian.

Specified funds for payment of purchase price:

Federal (same-day) funds

Closing Date:

10 a.m. (New York City time), May 23, 2006

Closing Location:

RBC Capital Markets Corporation
1 Liberty Plaza
165 Broadway
New York, New York 10006

Indenture:

Indenture dated as of October 23, 2003, between the Bank and JPMorgan Chase Bank, N.A., as Trustee.

Maturity Date:

May 23, 2011

Interest Rate:

The interest rate on the Purchased Securities will be equal to 3-month US Libor + 0.10% per annum from and including May 23, 2006 up to but excluding May 23, 2008.

On May 23, 2008, and on the Interest Payment Dates set forth in the schedule below, the interest rate on the Purchased Securities will be reset. The applicable interest per annum with respect to each period set forth below (each, an “Interest Period”) will be in effect from and including the first day of each Interest Period, to and including the last day of such Interest Period (except for the last Interest Period):

Interest Period:	Interest Rate:
May 23, 2008 to May 23, 2009	5.50% per annum
May 23, 2009 to May 23, 2010	5.75% per annum
May 23, 2010 to but excluding May 23, 2011	6.00% per annum

Interest Payment Dates:

Each 23rd day of the months of May, August, November and February of each year, in arrears, commencing August 23, 2006.

Redemption Provisions:

The Bank may at its option elect to redeem the Purchased Securities in whole on May 23, 2008 or on any 23rd day of the months of May, August, November and February of each year thereafter (each such date, an "Optional Redemption Date) at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event the Bank elects to redeem the Purchased Securities, notice will be given to registered holders not more than 60 nor less than 30 days prior to the Optional Redemption Date.

Sinking Fund Provisions:

No sinking fund provisions

Defeasance provisions:

No defeasance provisions

Survivor’s Option:

The holders of the Purchased Securities will have the right to require repayment prior to the maturity date upon the death of the beneficial owner as described below.

Upon exercise of the survivor’s option, the Bank will, at its option, either repay or purchase any Purchased Security properly delivered for repayment by or on behalf of the person that has authority to act on behalf of the deceased beneficial owner of the Purchased Security at a price equal to the sum of:

  100% of the principal amount of such Purchased Security, and accrued and unpaid interest, if any, to the date of such repayment, subject to the following limitations.

The survivor’s option may not be exercised until at least six months following the date of purchase by the deceased beneficial owner. In addition, the aggregate principal amount of Purchased Securities as to which the survivor’s option may be exercised is limited as follows:

  In any calendar year, to the greater of 1% of the outstanding aggregate principal amount of the Purchased Securities as of December 31 of the most recently completed year or $1,000,000 (the “Annual Put Limitation”).

  For any individual deceased beneficial owner of Purchased Securities, to $200,000 for any calendar year (the “Individual Put Limitation”).

The Bank will not make principal repayments pursuant to the exercise of the survivor’s option in amounts that are less than $1,000. If the limitations described above would result in the partial repayment of any Purchased Security, the principal amount of the Purchased Security remaining outstanding after repayment must be at least $1,000.

Documents to be Delivered:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

The officers’ certificate referred to in Section 5(l).

Name and address of Agent:

RBC Capital Markets Corporation
1 Liberty Plaza
165 Broadway
New York, New York 10006

Other Terms:

None

Schedule II

In connection with the offering of Notes due May 23, 2011 (Redeemable Float-and-Fixer Step-Up Coupon Notes) of Royal Bank of Canada (the “Bank”), RBC Capital Markets Corporation (the “Agent”) and the Bank agree as follows:

a. Time of Sale Information

The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:

  Preliminary Pricing Supplement No. 19 dated May 15, 2006 (to the Prospectus dated December 21, 2005 and the Prospectus Supplement dated December 21, 2005)

The Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:

  None

b. Pricing Information Provided Orally by Agents

The script to be used by the Agent to confirm sales is as follows:

  None

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